May 21, 2012

Mr. Craig Slivka

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E., Mail Stop 4631

Washington, D.C. 20549-4631

Re:	Artio Global Investors Inc.
Registration Statement on Form S-3
Filed April 26, 2012
File No. 333 - 180953

Dear Mr. Slivka:

This letter sets forth the responses of Artio Global Investors Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) received by letter to R. Pell dated May 15, 2012 (the “Comment Letter”) with respect to the above-referenced filing. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto, including references to revised disclosure where applicable.

Selling Stockholders, page 2

1. Please disclose whether GAM Holding AG (GAM) is a broker-dealer or an affiliate of a broker-dealer. If GAM is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale. If GAM is an affiliate of a registered broker-dealer, please revise to disclose the following:

•	that the selling stockholder purchased in the ordinary course of business; and
•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If GAM is unable to make these representations, please state that it is an underwriter.

Response: GAM Holding AG (“GAM”) indirectly owns GAM Services Inc. (“GAM Services”), a limited purpose broker-dealer whose permitted activities do not include acting as an underwriter for public offerings.. Neither GAM nor any of its affiliates, other than GAM Services, is a broker dealer and neither GAM nor any of its affiliates will participate as an underwriter in any offering under the registration statement. Artio Global Institutional Services LLC, which is a subsidiary of the Company, is also licensed as a limited purpose broker-dealer but will not be participating as an underwriter in any offering under the registration statement.

The Company was incorporated on November 21, 1962. Prior to the completion of the Company’s initial public offering (the “IPO”) on September 29, 2009, the Company was a wholly owned subsidiary of GAM. Following the IPO, GAM owned 16,755,844 shares of the Company’s Class C common stock. On September 29, 2011, pursuant to the Company’s Certificate of Incorporation, the outstanding shares of Class C common stock held by GAM automatically converted into shares of the Company’s Class A common stock on a one-for-one basis.

Accordingly, GAM acquired its shares of Class A common stock of the Company in the ordinary course of business. Furthermore, at the time that it acquired these securities, GAM had no agreements or understandings, directly or indirectly, with any person to distribute these securities.

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 The disclosure on page 3 has been revised to state the following:

“GAM indirectly owns GAM Services Inc. (“GAM Services”) a limited purpose broker-dealer. Neither GAM nor any of its affiliates, other than GAM Services, is a broker dealer and neither GAM nor any of its affiliates will participate as underwriter in the sale or distribution of any shares offered pursuant to this prospectus. Artio Global Institutional Services LLC, which is a subsidiary of the Company, is also licensed as a limited purpose broker-dealer but will not be participating as an underwriter in any offering under the registration statement. GAM acquired its shares of Class A common stock in the ordinary course of business and, at the time that it acquired these securities, GAM had no agreements or understandings, directly or indirectly, with any person to distribute these securities.”

2. Please include footnote disclosure to identify the person(s) with voting or investment control over the shares owned by GAM. For guidance, please refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations found in the Commission’s website.

Response: The Company acknowledges the Staff’s comment and has included a footnote to describe the voting and investment control over the shares owned by GAM.

The disclosure on page 4 has been revised to state the following:

“GAM is a publicly held company that is listed on the SIX Swiss Exchange. GAM has sole voting and investment control over the 16,755,844 shares of Class A common stock owned by GAM. Decisions with respect to the voting and disposition of such shares are taken by GAM's Board of Directors and its Executive Board, each of the members of which disclaims beneficial ownership of such shares in their individual capacities.”

Incorporation of Information by Reference, page 7

3. Please make the necessary updates to reflect the recent filings of any documents which you are required to incorporate by reference pursuant to Item 12 of Form S-3, such as the Current Report on Form 8-K filed on April 26, 2012 and the Quarterly Report on Form 10-Q for the period ended March 31, 2012. In addition, you may consider revising your disclosure in the last bullet point to also state that all filings filed by you pursuant to the Exchange Act after the date of the initial registration statement and prior to its effectiveness shall be deemed to be incorporated by reference into the prospectus. For guidance, please refer to CDI 123.05 of Securities Act Forms Compliance and Disclosure Interpretations found in the Commission’s website.

Response: The Company acknowledges the Staff’s comment. We will clarify that all filings filed pursuant to the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement including our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (but excluding the Current Report on Form 8-K referenced in your Comment Letter, as it was furnished, not filed), and prior to the end of any offerings made under the registration statement shall be incorporated by reference.

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Part II – Information not Required in Prospectus, page II-1

Undertakings, page II-2

4. As noted at the end of your section (a)(1) undertakings, Item 512(a)(1) of Regulation S-K undertakings would be inapplicable since this registration statement is in Form S-3. Please revise accordingly. In addition, since this offering is not made in reliance upon Rule 430B, please remove the undertakings in section (a)(4) and include the undertakings set forth in Item 512(a)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will remove Section (a)(1) of Item 17. Undertakings. Further, the Company respectfully notes for the Staff that this offering is made in reliance on Rule 430B and as such the undertakings in the previous Section (a)(4) is remaining in the amended filing and appears under Section (a)(3) of Item 17. Undertakings and the 512(a)(ii) undertaking is not being added.

Exhibit 5.1 – Opinion of Rachel E. Braverman, Corporate Secretary of Artio Global

Investors Inc.

5. Please have counsel revise the fourth paragraph of her opinion to remove the assumption related to securities which terms are established subsequent to the date of the opinion, considering that the opinion covers the legality of outstanding securities which terms have already been established. 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed a revised opinion.

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In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to call Mr. Harte at 212-297-3644 or by facsimile at 212-682-5524.

Sincerely,

/s/ Frank Harte

Frank Harte
Chief Financial Officer
Artio Global Investors Inc.

cc: Era Anagosti, U.S. Securities and Exchange Commission

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